

January 22, 2015

Via E-mail
Donald Walford
President and Chief Executive Officer
T-Rex Oil, Inc.
520 Zang St., Suite 250
Broomfield, CO 80021

> **Re:** **T-Rex Oil, Inc.**
> **Current Report on Form 8-K12G3**
> **Filed December 24, 2014**
> **File No. 0-51425**

Dear Mr. Walford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K12G3 filed December 24, 2014

General

1.   We note you are registering a succession by merger pursuant to Rule 12g-3(a). We further note that this merger was precipitated by the acquisition of 129,851,356 shares, or 52%, of your common stock by Terex Energy Corporation in August 2014 and that you filed a Form 8-K on August 21, 2014 to reflect a change of control and change in "shell company" status. As these two transactions appear to be linked, please revise your disclosure under Item 2.01(f) to provide or incorporate by reference the information that would be required under Form 10 pursuant to the Securities Exchange Act. For example, please provide the all disclosure required by Items 103, 401, 402 and 702 of Regulation S-K. For instance, we note that you have not provided a biographical sketch for Allen Heim, your VP of Operations, and that you disclose in the Form 8-K filed August 21, 2014 that Mr. Walford is your Acting Chief Financial Officer. In the alternative, please

provide analysis as to why such disclosure is not required.

2.   In addition, as you are registering a succession on Form 8-K, please remove all reference or indication that shares are being issued pursuant to an offering. For example, we note your disclosure that you will "not receive proceeds from this offering" at page 17 and the "price of [y]our shares has been determined arbitrarily" at page 23.

3.   You disclose on the cover page and elsewhere in the Form 8-K that you are incorporated in the State of Nevada and subject to the rules and regulations thereof. However, the Articles of Merger filed as Exhibit 3.2 and Statement of Merger filed as Exhibit 3.3 to your From 8-K filed October 31, 2014 reflect you reincorporated into the State of Colorado effective October 20, 2014. Please advise or revise.

4.   We note you disclose at page 18 of your Form 8-K that you are an emerging growth company. Please tell us why you believe you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. In that regard, we note that a Form S-1 for Rancher Energy Corp. was declared effective October 31, 2007.

Summary of Oil and Natural Gas Properties and Projects, page 5

Developed and Undeveloped Acreage, page 6

5.   We note the summation of the individual figures relating to the gross undeveloped acres for Covenant Mondo, Cole Creek and Burke Ranch does not correlate to the total gross undeveloped acres disclosed. Please advise or revise your disclosure regarding the inconsistency in your figures.

6.   Please expand the tabular disclosure of your acreage to present the net amounts of your undeveloped acreage. In addition, as part of your expanded disclosure, please include the expiration dates relating to material amounts of your undeveloped acreage. Refer to the disclosure requirements for undeveloped acreage under Item 1208(b) of Regulation S-K.

Productive Wells, page 6

7.   Please advise or revise your disclosure to present the number of net productive gas wells relating to the seven gross wells in Cole Creek. Refer to Item 1208(a) of Regulation S-K. Also clarify for us and in your disclosure, the reason that you have not disclosed reserves or production relating to your productive natural gas wells pursuant to Items 1202 and 1204 of Regulation S-K, respectively.

Company Projects, page 7

8.   Please clarify for us and in your disclosure the status of your legal rights to an ownership interest in the Cole Creek Field, Burke Ranch Unit, Niobrara/Codell Acreage and the Miller Prospect as of the date of your filing. Also file as exhibits to the amended Form 8-K, the contracts providing legal ownership pursuant to Item 601(b)(10) of Regulation S-

      K. If you have not established legal ownership interests as of the date of your current or amended filing on Form 8-K, please revise to remove your disclosure of the undeveloped acreage relating to the Cole Creek Field and Burke Ranch Unit.

9.   You provide disclosure of various quantitative estimates such as:

- the 150,000,000 barrels of oil attributed to the Covenant Field and the 450 to 1100 feet of potential pay in the Navajo Sandstone for Covenant Mondo,

- the reservoir evaluation projections of original oil in place and the expected incremental recovery amounts relating to secondary and CO_2 for the Shannon Formation in the Cole Creek Field,

- the engineered reserves relating to the Dakota reservoir original and remaining oil in place (OOIP) in the Burke Ranch Unit, and

- the estimated ultimate recovery (EUR) of 250,000 to 400,000 barrels of oil equivalent (BOE) per well relating to the Niobrara/Codell Acreage.

Please note the Instruction to Item 1202 of Regulation S-K generally prohibits disclosure in any document publically filed with the Commission of the estimates and/or the values of oil or gas resources other than reserves. If your estimates do not fulfill the requirements to be classified as reserves under Rule 4-10(a) of Regulation S-X, please revise your filing in each occurrence to exclude such disclosure.

Item 9.01 Financial Statements and Exhibits

10.   Please file or incorporate by reference to the amended Form 8-K all exhibits required by Item 601(b) of Regulation S-K, including material contracts pursuant to Item 601(b)(10) of Regulation S-K. For example, we refer you to the consulting and/or corporate advisor agreements with Donald Walford and Martin Gottlob referenced at page 11 and the Participation Agreement with Trans-Western Petroleum Ltd. and the Registration Rights Agreement referenced in Section 21 of your Form of Exchange Agreement and Representations.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director